EXHIBIT 4.2

DEMAND PROMISSORY NOTE

$200,000.00	Lafayette, CO
February 8, 2013

FOR VALUE RECEIVED, Aquarius Holdings, LLC, a Colorado limited liability company, with an address for notification purposes at 2549 Cowley Drive, Lafayette, CO (the "Maker"), hereby promises to pay to Ernest Rudyak, an individual with an address for notification purposes at c/o Michael Ozen, RBZ, LLP, 11755 Wilshire Blvd., 9th Floor, Los Angeles, California 90025 ("Holder"), or order, ON DEMAND, the sum of Two Hundred Thousand Dollars ($200,000.00), together with interest thereon at a rate per annum which is the greater of (i) Two Percent (2%) or (ii) the Short Term Applicable Federal Rate (Annual Compounding) promulgated by the Internal Revenue Service, adjusted at the beginning of each calendar month; provided, however, that accrued interest shall be paid annually on the anniversary date hereof, and that such annual rate shall increase to the Wall Street Journal prime rate plus three percent (3%) during the occurrence and continuance of any Event of Default (as defined below).  Payment of amounts due hereunder shall be made by check in United States Dollars in immediately available funds to Holder at the address listed above or such other address provided by the Holder from time to time or, if requested by the Holder, by wire transfer to an account designated by the Holder.  Payments shall first be applied to accrued and unpaid interest and then to principal.

The following is a statement of the rights of the Holder and the conditions to which this Promissory Note (this "Note") is subject:

1.

Certain Definitions.  As used in this Note, "Maker" includes Aquarius Holdings, LLC and its successors or assigns, and "Holder," when the context refers to a holder of this Note, shall mean any person who shall at the time be the holder of this Note.

2.

Events of Default.  If any of the events specified in this Section 2 shall occur (herein individually referred to as an "Event of Default"), the Holder may, so long as such condition exists, declare the entire principal and unpaid accrued interest thereon immediately due and payable by notice in writing to the Maker:

(i)

The failure by Maker to make any payment due hereunder when due;

(ii)

The institution by the Maker of proceedings to be adjudicated as bankrupt or insolvent, or the consent by it to institution of bankruptcy or insolvency proceedings against it  or the filing by it of a petition or answer or consent seeking reorganization or release under the federal Bankruptcy Act, or any other applicable federal or state law, or the consent by it to the filing of any such petition or the appointment of a receiver, liquidator, assignee, or trustee, or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors; or

(iii)

If, within sixty (60) calendar days after the commencement of an action against the Maker (and service of process in connection therewith on the Maker) seeking any bankruptcy, insolvency, reorganization, liquidation, dissolution or similar relief under any present or future statute, law or regulation, such action shall not have been resolved in favor of the Maker or all orders or proceedings thereunder stayed, or if the stay of any such order or proceeding shall thereafter be set aside, or if, within sixty (60) calendar days after the appointment without the consent or acquiescence of the Maker of any trustee, receiver or liquidator, such appointment shall not have been vacated.

3.

Prepayment.  This Note is given as consideration for a business loan, and may be prepaid by the Maker at any time, without penalty.

4.

Use of Proceeds.  The Maker must use the proceeds of the loan evidenced by this Note solely to pay Maker's operating expenses.

5.

Assignment.  The Maker may not transfer this Note without the prior written consent of the Holder.  Subject to the foregoing, the rights and obligations of the Maker and the Holder of this Note shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties.

6.

Amendment and Waiver.  Any provision of this Note may be amended, waived or modified only upon the written consent of the Maker and the Holder.  A waiver on any one occasion will not be construed as a bar to or waiver of any right or remedy on any future occasion.

7.

Notices.  All notices, requests, consents and other communications hereunder to any party pursuant to this Note will be deemed to be sufficient if contained in a written instrument delivered in person, including delivery by recognized express courier, fees prepaid, addressed as set forth in the first paragraph of this Note, or to such other address as may hereinafter be designated in writing by the recipient to the sender pursuant to this Section 8.  All such notices, requests, consents and other communications will be deemed to have been received in the case of personal delivery, including delivery by express courier, on the date of such delivery.

8.

Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado.

9.

Heading; References.  All headings used herein are used for convenience only and shall not be used to construe or interpret this Note.  Except where otherwise indicated, all references herein to Sections refer to Sections hereof.

10.

Waiver.  The Maker hereby waives diligence, presentment, demand, protest and notice of dishonor.

11.

Delay.  No delay on the part of the Holder or the exercise of any power or right under this Note shall operate as a waiver of such power or right to preclude other or further exercise thereof or the exercise of any other power or right.

12.

Time.  Time is of the essence for each and every obligation under this Note.

13.

Attorneys' Fees.  In the event of any litigation or other action to collect or enforce this Note, Holder shall be entitled to, in addition to any other damages assessed, his reasonable attorneys' fees, and all other costs and expenses incurred in connection with such litigation or action.  The attorneys' fees which Holder is entitled to recover shall include fees for prosecuting or defending any appeal and shall be awarded for any supplemental proceedings until the final judgment is satisfied in full.  In addition to the foregoing award of attorneys' fees to Holder, Holder shall be entitled to its reasonable attorneys' fees, costs, and expenses incurred in any post judgment proceedings to collect or enforce the judgment.  This attorneys' fees provision is separate and several and shall survive the merger of this Note into any judgment.

14.

Usury Law.  Notwithstanding any other provision contained in this Note, the rate of interest payable under this Note shall not at any time exceed a rate which, when combined with any and all other charges provided for in this Note or any other document executed in connection with this Note (to the extent such other charges would constitute interest for the purpose of any applicable law limiting interest which may be charged hereunder), exceeds the maximum interest rate permitted by law with respect to the transactions contemplated hereby.

IN WITNESS WHEREOF, the Maker has caused this Note to be issued to Holder as of the date first written above.

AQUARIUS HOLDINGS, LLC

By:
Michael Davis Lawyer, Manager

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